Exhibit 99.1

Constellium Launches Notes Offering

Amsterdam, March 16, 2016 – Constellium N.V. (NYSE and Euronext: CSTM) (“Constellium” or the “Company”) today announced that the Company intends to offer, subject to market and other conditions, approximately $400 million of senior secured notes due 2021 (the “Notes”) consisting of U.S. dollar denominated senior secured notes (the “Offering”). The Notes will be guaranteed on a senior secured basis by certain of the Company’s subsidiaries and secured by certain assets of the Company and certain of the Company’s subsidiaries.

The Company intends to use the proceeds from the Offering for general corporate purposes, which may include investments in Wise Metals Intermediate Holdings LLC and its subsidiaries (“Wise Metals”) and the Company’s joint venture with UACJ Corporation, capital expenditures, repayment of debt, working capital investments, research and development efforts, or future acquisitions. Upon consummation of the offering or shortly thereafter, the Company expects to invest €100 million of the net proceeds of the Notes in Wise Metals. There can be no assurance that the Company will successfully complete the Offering on the terms described herein or at all.

The Notes will be offered and sold to qualified institutional buyers in the United States pursuant to Rule 144A and outside the United States pursuant to Regulation S under the Securities Act of 1933.

The Notes have not been registered under the Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933 and applicable state laws.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase the Notes or any other securities and does not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

In relation to each member state of the European Economic Area which has implemented the 2003/71/EC directive as amended (the “Prospectus Directive”) (each a “Relevant Member State”), an offer of securities to the public has not been made and will not be made in that Relevant Member State, except that an offer in that Relevant Member State of securities may be made at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive, if the qualified investor prospectus exemption has been implemented in that Relevant Member State and provided that no such offer shall result in a requirement for the publication of a prospectus in that Member State.

About Constellium

Constellium (NYSE and NYSE Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.2 billion of revenue in 2015.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the acquisition of Wise Metals, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the acquisition of Wise Metals or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the acquisition of Wise Metals; disruptions to business operations resulting from the acquisition of Wise Metals; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, the possibility that Constellium joint venture expansion with UACJ may have terms that differ materially from those currently contemplated, the possibility that a secured bond offering will not ultimately be completed or will be completed on more restrictive terms than expected, and other risk factors set forth under the heading “Risk Factors” in our

Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.